SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2020

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number		Page Number
1.1	Supplemental notice of annual general meeting, dated May 8, 2020	A-1

1.2	Supplemental circular regarding proposed election of supervisor and supplemental notice of annual general meeting, dated May 8, 2020	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

2

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•

the impact of COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies and delay in network construction progress due to travel and other restrictions, decline in labor force, increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: May 8, 2020	By:	/s/ Ke Ruiwen
	Name:	Ke Ruiwen
	Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

References are made to the circular (the “Original Circular”) and the notice of the Annual General Meeting (the “Original Notice of AGM”) of China Telecom Corporation Limited (the “Company”) dated 9 April 2020, which set out the time and venue of the annual general meeting for the year of 2019 of the Company (the “AGM”) and contain the resolutions to be considered and approved by the shareholders of the Company (the “Shareholders”) at the AGM.

The supervisory committee of the Company (the “Supervisory Committee”) has nominated Mr. You Minqiang (“Mr. You”) as a Supervisor of the Company. The Company will propose a new ordinary resolution for the election of Mr. You as a Shareholder Representative Supervisor of the seventh session of the Supervisory Committee to the Shareholders for consideration and approval.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM of the Company will be held as originally scheduled at Grand Ballroom, the Lobby Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Tuesday, 26 May 2020 at 11:00 a.m. In addition to the resolutions contained in the Original Notice of AGM, the following new resolution will also be considered and approved, if thought fit, at the AGM:

ORDINARY RESOLUTION

5.3

THAT the election of You Minqiang as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with You Minqiang, and THAT the Supervisory Committee be and is hereby authorised to determine his remuneration.

By Order of the Board
China Telecom Corporation Limited Wong Yuk Har
Company Secretary

Beijing, PRC, 8 May 2020

A-1

Notes:

1.	Details of the new ordinary resolution stated above are set out in the supplemental circular dated 8 May 2020 of the Company (the “Supplemental Circular”).

2.

To be valid, the revised form of proxy (the “Revised Form of Proxy”) issued by the Company together with the Supplemental Circular and the supplemental notice of the AGM (the “Supplemental Notice of AGM”) dated 8 May 2020 together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of Directors of the Company (for holders of domestic shares) or to Computershare Hong Kong Investor Services Limited (for holders of H shares) not less than 24 hours before the time designated for holding the AGM or any adjournment thereof. The Office of the Board of Directors of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 5850 1800). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of the Revised Form of Proxy will not preclude a Shareholder from attending in person and voting at the AGM if he or she so wishes.

3.

Any Shareholder who has not yet lodged the form of proxy (the “Original Form of Proxy”) issued by the Company along with the Original Circular and the Original Notice of AGM dated 9 April 2020 is requested to lodge only the Revised Form of Proxy if he or she intends to appoint a proxy to attend the AGM on his or her behalf. In this case, the Original Form of Proxy should not be lodged. Any Shareholder who has already lodged the Original Form of Proxy should note that:

(i)

if the Revised Form of Proxy is lodged not later than 24 hours before the time designated for holding the AGM or any adjournment thereof (the “Closing Time”), the Revised Form of Proxy will revoke and supersede the Original Form of Proxy previously lodged by the Shareholder. The Revised Form of Proxy will be treated as a valid form of proxy lodged by the Shareholder, if duly completed; and

(ii)

if no Revised Form of Proxy is lodged before the Closing Time, the Original Form of Proxy will be treated as a valid form of proxy lodged by the Shareholder, if duly completed. The proxy so appointed pursuant to the Original Form of Proxy will be entitled to vote in accordance with the instructions previously given by the Shareholder or at his/her discretion (if no such instructions are given) on any resolution properly put to the AGM, including the new ordinary resolution as set out in the Supplemental Notice of AGM.

4.

Apart from the new ordinary resolution and other information as set out in the Supplemental Circular, all the other matters of the AGM (including precautionary measures for the AGM) remain unchanged. For details of the other resolutions to be considered and approved at the AGM, eligibility for attending the AGM, registration procedures, closure of register of members and other relevant matters, please refer to the Original Circular and the Original Notice of AGM of the Company dated 9 April 2020.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the chairman and chief executive officer); Mr. Chen Zhongyue, Mr. Liu Guiqing, Madam Zhu Min (as the chief financial officer) and Mr. Wang Guoquan (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).

A-2

Exhibit 1.2

THIS SUPPLEMENTAL CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Supplemental Circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this Supplemental Circular together with the accompanying Revised Form of Proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this Supplemental Circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Supplemental Circular.

This Supplemental Circular is solely for the purpose of providing shareholders with certain information in connection with the Annual General Meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

SUPPLEMENTAL CIRCULAR

PROPOSED ELECTION OF SUPERVISOR

AND

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

This Supplemental Circular should be read in conjunction with the Original Circular of the Company dated 9 April 2020.

The Annual General Meeting for the year of 2019 of the Company will be held as originally scheduled at Grand Ballroom, the Lobby Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Tuesday, 26 May 2020 at 11:00 a.m. A Supplemental Notice of AGM dated 8 May 2020 is set out on pages 6 to 7 of this Supplemental Circular.

The Revised Form of Proxy of the Annual General Meeting is enclosed to this Supplemental Circular. Whether or not you are able to attend the Annual General Meeting, you are requested to complete and return the enclosed Revised Form of Proxy in accordance with the instructions printed therein as soon as practicable and in any event by not later than 24 hours before the time designated for holding the Annual General Meeting or any adjournment thereof. Completion and return of the Revised Form of Proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

In light of the continuing risks posed by the COVID-19 epidemic, the Company will implement precautionary measures against COVID-19 at the Annual General Meeting for the sake of health and safety of our Shareholders, Directors, staff and other participants, which include but not limited to: (i) compulsory body temperature checks at the main entrance of Grand Hyatt Hong Kong; (ii) mandatory use of surgical face masks while attending the Annual General Meeting; (iii) the absolute discretion of the Company to refuse anyone who does not comply with the above precautionary measures, is subject to quarantine, has any flu-like symptoms or has travelled overseas within 14 days immediately before the Annual General Meeting, or has close contact with any person under quarantine or with recent overseas travel history access to the venue of the Annual General Meeting and to prohibit such person to attend the Annual General Meeting; (iv) limitation of the number of attendees to maintain appropriate distance and space, if necessary; and (v) no distribution of corporate gifts or provision of refreshments. Please refer to the Original Circular for further details. The Company recommends Shareholders appoint the Chairman of the Annual General Meeting as their proxy to vote according to their indicated voting instructions in lieu of attending the Annual General Meeting in person. Depending on the development of the COVID-19 epidemic, the Company may implement further precautionary measures and may make relevant adjustments and arrangements for the Annual General Meeting and will issue further announcement as appropriate.

8 May 2020

CONTENTS

Pages

Definitions	B-3

Letter from the Board	B-5

Supplemental Notice of Annual General Meeting	B-8

DEFINITIONS

In this Supplemental Circular, unless the context otherwise requires, the following terms and expressions have the following meanings:

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be convened at Grand Ballroom, the Lobby Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Tuesday, 26 May 2020, or any adjournment thereof, the original notice and the supplemental notice of which are set out in the Original Circular and this Supplemental Circular, respectively

“Board”	the board of Directors of the Company

“Closing Time”	24 hours before the time designated for holding the AGM, or any adjournment thereof

“Company”	China Telecom Corporation Limited (中國電信股份有限 公 司 ), a joint stock limited company, listed on the Main Board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business is the provision of fundamental telecommunications businesses including comprehensive wireline telecommunications services, mobile telecommunications services, value-added telecommunications businesses such as Internet access services, information services and other related services

“Directors”	the directors of the Company

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Original Circular”	the circular of the Company dated 9 April 2020

“Original Form of Proxy”	the form of proxy of the Company dated 9 April 2020

“Original Notice of AGM”	the notice of Annual General Meeting of the Company dated 9 April 2020

“PRC”	the People’s Republic of China (excluding, for the purposes of this Supplemental Circular, Hong Kong, the Macau Special Administrative Region and Taiwan)

DEFINITIONS

“Revised Form of Proxy”	the revised form of proxy of the Company dated 8 May 2020

“Shareholders”	the shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisors”	the supervisors of the Company

“Supervisory Committee”	the supervisory committee of the Company

“Supplemental Circular”	this supplemental circular of the Company dated 8 May 2020

“Supplemental Notice of AGM”	the supplemental notice of Annual General Meeting of the Company dated 8 May 2020

LETTER FROM THE BOARD

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Executive Directors:	Registered office:
Ke Ruiwen	31 Jinrong Street
Chen Zhongyue	Xicheng District
Liu Guiqing	Beijing 100033, PRC
Zhu Min
Wang Guoquan	Principal place of business in Hong Kong:
28th Floor
Non-Executive Director:	Everbright Centre
Chen Shengguang	108 Gloucester Road
Wanchai, Hong Kong
Independent Non-Executive Directors:
Tse Hau Yin, Aloysius
Xu Erming
Wang Hsuehming
Yeung Chi Wai, Jason

8 May 2020

To the Shareholders

Dear Sir or Madam,

SUPPLEMENTAL CIRCULAR

PROPOSED ELECTION OF SUPERVISOR

AND

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

References are made to the Original Circular and the Original Notice of AGM of the Company dated 9 April 2020, which set out the time and venue of the Annual General Meeting and contain the resolutions to be considered and approved by the Shareholders at the Annual General Meeting.

The purpose of this Supplemental Circular is to provide you with information regarding a new resolution to be proposed at the Annual General Meeting and to set out the Supplemental Notice of AGM.

At the AGM, a new ordinary resolution will be proposed to approve the proposed election of a Supervisor.

LETTER FROM THE BOARD

2.	PROPOSED ELECTION OF THE MEMBERS TO THE SEVENTH SESSION OF THE SUPERVISORY COMMITTEE (SHAREHOLDER REPRESENTATIVE SUPERVISORS)

References are made to the announcement dated 24 March 2020 and the Original Circular dated 9 April 2020 of the Company, respectively, in relation to, among other things, the proposed re-election of Supervisors and the announcement dated 7 May 2020 of the Company in relation to the proposed election of Supervisor. In addition to the proposed re-election of two Shareholder Representative Supervisors, the Supervisory Committee has nominated Mr. You Minqiang (“Mr. You”) for election as a member of the seventh session of the Supervisory Committee (Shareholder Representative Supervisor). A separate new ordinary resolution will be proposed to the Shareholders at the AGM for their consideration and approval.

Mr. You Minqiang, age 46, is a senior economist. He graduated from Hangzhou University and received a bachelor degree in education. Mr. You serves as a Deputy Director of the Organisation Department (Human Resources Department) of Zhejiang Financial Development Company (one of the domestic shareholders of the Company) and the Chairman of the Supervisory Committee of Zhejiang Nongdu Agricultural Products Co., Ltd.. Mr. You served in Armed Police Hangzhou Command School and Zhejiang Provincial Financial Holdings Co., Ltd.. He has extensive experience in the field of human resources.

Save as disclosed above, Mr. You did not hold any directorship in any other listed companies in the past three years nor does he currently take up any other position in any group companies of the Company or have any relationship with any other Director, Supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. You does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the proposed election of Mr. You which should be disclosed pursuant to Rule 13.51(2) of the Listing Rules nor any other matters which need to be brought to the attention of the Shareholders.

Upon the election of Mr. You as a Supervisor of the Company having been approved at the AGM, the Company will enter into a service contract with Mr. You with a term effective from the approval date of the relevant resolution until the annual general meeting of the Company for the year 2022 to be held in year 2023. The Supervisory Committee, after obtaining the relevant authorisation from the Shareholders at the AGM, will determine the remuneration of Mr. You with reference to his duties, responsibilities, experience as well as the current market conditions.

3.	RECOMMENDATION

The Board considers that the proposed election of Mr. You Minqiang as a Supervisor of the Company is in the interests of the Company and the Shareholders as a whole, and recommends the Shareholders vote in favour of the relevant ordinary resolution to be proposed at the AGM.

LETTER FROM THE BOARD

4.	AGM

A Supplemental Notice of AGM is set out on pages 6 to 7 of this Supplemental Circular. The relevant Revised Form of Proxy is enclosed and will supersede the Original Form of Proxy.

Whether or not Shareholders are able to attend the AGM, they are requested to complete and return the enclosed Revised Form of Proxy to the Office of the Board of Directors of the Company for holders of domestic shares or to Computershare Hong Kong Investor Services Limited for holders of H Shares, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the AGM or any adjournment thereof. The Office of the Board of Directors of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of the Revised Form of Proxy will not preclude Shareholders from attending and voting in person at the AGM should they so wish.

Any Shareholder who has not yet lodged the Original Form of Proxy is requested to lodge only the Revised Form of Proxy if he or she intends to appoint a proxy to attend the AGM on his or her behalf. In this case, the Original Form of Proxy should not be lodged. Any Shareholder who has already lodged the Original Form of Proxy should note that:

(i)

if the Revised Form of Proxy is lodged before the Closing Time, the Revised Form of Proxy will revoke and supersede the Original Form of Proxy previously lodged by the Shareholder. The Revised Form of Proxy will be treated as a valid form of proxy lodged by the Shareholder, if duly completed; and

(ii)

if no Revised Form of Proxy is lodged before the Closing Time, the Original Form of Proxy will be treated as a valid form of proxy lodged by the Shareholder, if duly completed. The proxy so appointed pursuant to the Original Form of Proxy will be entitled to vote in accordance with the instructions previously given by the Shareholder or at his/her discretion (if no such instructions are given) on any resolution properly put to the AGM, including the new ordinary resolution as set out in the Supplemental Notice of AGM.

Apart from the new ordinary resolution and other information as set out in the Supplemental Circular, all the other matters of the AGM (including precautionary measures for the AGM) remain unchanged. For details of the other resolutions to be considered and approved at the AGM, eligibility for attending the AGM, registration procedures, closure of register of members and other relevant matters, please refer to the Original Circular and the Original Notice of AGM of the Company dated 9 April 2020.

By Order of the Board
China Telecom Corporation Limited Ke Ruiwen
Chairman and Chief Executive Officer

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

References are made to the circular (the “Original Circular”) and the notice of the Annual General Meeting (the “Original Notice of AGM”) of China Telecom Corporation Limited (the “Company”) dated 9 April 2020, which set out the time and venue of the annual general meeting for the year of 2019 of the Company (the “AGM”) and contain the resolutions to be considered and approved by the shareholders of the Company (the “Shareholders”) at the AGM.

The supervisory committee of the Company (the “Supervisory Committee”) has nominated Mr. You Minqiang (“Mr. You”) as a Supervisor of the Company. The Company will propose a new ordinary resolution for the election of Mr. You as a Shareholder Representative Supervisor of the seventh session of the Supervisory Committee to the Shareholders for consideration and approval.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM of the Company will be held as originally scheduled at Grand Ballroom, the Lobby Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Tuesday, 26 May 2020 at 11:00 a.m. In addition to the resolutions contained in the Original Notice of AGM, the following new resolution will also be considered and approved, if thought fit, at the AGM:

ORDINARY RESOLUTION

5.3

THAT the election of You Minqiang as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with You Minqiang, and THAT the Supervisory Committee be and is hereby authorised to determine his remuneration.

By Order of the Board
China Telecom Corporation Limited Wong Yuk Har
Company Secretary

Beijing, PRC, 8 May 2020

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	Details of the new ordinary resolution stated above are set out in the supplemental circular dated 8 May 2020 of the Company (the “Supplemental Circular”).

2.

To be valid, the revised form of proxy (the “Revised Form of Proxy”) issued by the Company together with the Supplemental Circular and the supplemental notice of the AGM (the “Supplemental Notice of AGM”) dated 8 May 2020 together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of Directors of the Company (for holders of domestic shares) or to Computershare Hong Kong Investor Services Limited (for holders of H shares) not less than 24 hours before the time designated for holding the AGM or any adjournment thereof. The Office of the Board of Directors of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 5850 1800). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of the Revised Form of Proxy will not preclude a Shareholder from attending in person and voting at the AGM if he or she so wishes.

3.

Any Shareholder who has not yet lodged the form of proxy (the “Original Form of Proxy”) issued by the Company along with the Original Circular and the Original Notice of AGM dated 9 April 2020 is requested to lodge only the Revised Form of Proxy if he or she intends to appoint a proxy to attend the AGM on his or her behalf. In this case, the Original Form of Proxy should not be lodged. Any Shareholder who has already lodged the Original Form of Proxy should note that:

(i)

if the Revised Form of Proxy is lodged not later than 24 hours before the time designated for holding the AGM or any adjournment thereof (the “Closing Time”), the Revised Form of Proxy will revoke and supersede the Original Form of Proxy previously lodged by the Shareholder. The Revised Form of Proxy will be treated as a valid form of proxy lodged by the Shareholder, if duly completed; and

(ii)

if no Revised Form of Proxy is lodged before the Closing Time, the Original Form of Proxy will be treated as a valid form of proxy lodged by the Shareholder, if duly completed. The proxy so appointed pursuant to the Original Form of Proxy will be entitled to vote in accordance with the instructions previously given by the Shareholder or at his/her discretion (if no such instructions are given) on any resolution properly put to the AGM, including the new ordinary resolution as set out in the Supplemental Notice of AGM.

4.

Apart from the new ordinary resolution and other information as set out in the Supplemental Circular, all the other matters of the AGM (including precautionary measures for the AGM) remain unchanged. For details of the other resolutions to be considered and approved at the AGM, eligibility for attending the AGM, registration procedures, closure of register of members and other relevant matters, please refer to the Original Circular and the Original Notice of AGM of the Company dated 9 April 2020.

As at the date of this notice, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the chairman and chief executive officer); Mr. Chen Zhongyue, Mr. Liu Guiqing, Madam Zhu Min (as the chief financial officer) and Mr. Wang Guoquan (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).